Exhibit 99.6

March 10, 2015

Board of Trustees

Provident Bancorp

Boards of Directors

Provident Bancorp, Inc.

The Provident Bank

5 Market Street

Amesbury, Massachusetts 01913

Re:	Plan of Stock Issuance

Provident Bancorp

Provident Bancorp, Inc.

Members of the Boards of Trustees and Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Stock Issuance (the “Plan”) adopted by the Board of Trustees of Provident Bancorp, a Massachusetts chartered mutual holding company (the “MHC”), and Provident Bancorp, Inc., a Massachusetts corporation (the “Company”). Pursuant to the Plan, when the stock offering is completed purchasers in the stock offering will own 45.0% of the Company’s outstanding shares of common stock, the MHC will 53.0% of the Company’s outstanding shares of common stock and The Provident Community Charitable Organization, Inc. will own 2.0% of the Company’s outstanding shares of common stock.

We understand that in accordance with the Plan, depositors will receive rights in a liquidation account maintained by the Company. The Company shall continue to hold the liquidation account for the benefit of Eligible Account Holders who continue to maintain deposits in The Provident Bank. The liquidation account is designed to provide payments to depositors of their liquidation interests in the event of liquidation of (i) The Provident Bank or (ii) the Company and The Provident Bank.

In the unlikely event that either The Provident Bank or the Company and The Provident Bank were to liquidate after the issuance of stock, all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors who had a deposit account balance of at least $50 as of February 28, 2014.

Based upon our review of the Plan and our observations that the liquidation rights are non-transferable and become payable only upon the unlikely event of the liquidation of The Provident Bank or the Company and The Provident Bank at a time when the Company is solvent, the amounts credited under the liquidation account will be subject to downward adjustment as an applicable depositor’s deposit balance is reduced, but will not be increased when such depositor’s account balance increases, and that after two years from the date of stock issuance and upon written request of the Federal Reserve Board, the Company will transfer the liquidation account and depositors’ interest in such account to The Provident Bank and the liquidation account shall thereupon become the liquidation account of The Provident Bank no longer subject to the Company’s creditors, we are of the belief that: the benefit provided by the liquidation account does not have any economic value at the time of the transaction contemplated in the first paragraph above. We note that we have not undertaken any independent investigation of state or federal law or the position

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 600	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

RP® Financial, LC.

Board of Trustees

Boards of Directors

March 10, 2015

of the Internal Revenue Service with respect to this issue.

Sincerely,

RP® Financial, LC.